Forbes Medi-Tech Inc.

Exhibit 1

Forbes Medi-Tech. Inc.

“Developing Nutraceuticals & Pharmaceuticals from Nature”

News Release

Forbes Medi-Tech Provides Status of Pharmaceutical Development

and Health Claim Status for Phytosterols

Vancouver, British Columbia –December 4, 2002 Forbes Medi-Tech Inc. (TSE:FMI and NASDAQ:FMTI) today announced an amended Phase II protocol of its novel therapeutic, FM-VP4, to accelerate the timing of Phase II results. The Company is also providing an update on the progress towards a health claim for phytosterols in the United States and approvals for food products with phytosterols in Europe.

FM-VP4

FM-VP4 is an amphipathic (water and lipid-soluble) analogue of phytostanols which has demonstrated dramatic cholesterol-lowering and anti-atherosclerotic properties in pre-clinical studies. The safety and effectiveness of this cholesterol transport inhibitor are currently being investigated in a combined Phase I and Phase II protocol at the Academic Medical Center (AMC) in Amsterdam, one of the world's leading centres for the management and research of dyslipidaemia.

The safety profile of FM-VP4 observed to date in the Phase I study has permitted the clinical centre to request protocol amendments to Phase II that would expand the inclusion criteria and enable faster recruitment. The expanded inclusion criteria were not possible for the initial Phase I/II protocol due to the fact it was the first exposure in humans.

“These amendments have been approved and our revised protocol is an important advancement in assessing the efficacy of FM-VP4 at the earliest possible stage”, said Charles Butt, President and CEO of Forbes Medi-Tech Inc.

The revised Phase II protocol does not change the investigation of the four groups of 25 hypercholesterolemic volunteers who will be treated daily for 28 days with either a placebo or escalating doses of FM-VP4. The amended protocol will, however, allow overlapping of test groups, reducing the required time to complete the trial. Forbes has requested that the Phase I component be fully completed prior to initiation of dosing in the Phase II component. The final report for Phase I, which is expected to be available in January 2003, represents a substantial amount of information to further discussions with potential licensing partners. The report can also be submitted to the US Food and Drug Administration for consideration to move directly to an additional Phase II trial in the US. The dosing of patients in Phase II, therefore, will begin in January 2003 and is expected to complete in the fourth quarter of 2003. Interim data will be available to Forbes’ scientific staff before the full trial is completed, however, it will not be disclosed to the general public in order to protect the Phase II study protocol.

“Forbes is making every effort to take advantage of the significant increase in media and medical industry attention surrounding cholesterol-lowering drugs”, said Butt. The cardiovascular drug market is one of the largest and fastest growing pharmaceutical segments worldwide. By 2007, sales of cardiovascular pharmaceuticals are expected to exceed US$30 billion (Datamonitor, March 2001). Merck (NYSE:MRK) and Schering-Plough (NYSE:SGP) recently launched their cholesterol absorption inhibitor, Zetia, which is projected by analysts to have sales of US$200-$700 million in 2004, signifying the importance of alternative solutions to lowering cholesterol. FM-VP4 is a cholesterol transport inhibitor with a similar mechanism of action to Zetia. Assuming the successful completion of a financing, the Company plans to file an application for the US Phase II clinical trial for VP4 and to initiate preclinical trials of the VPx series of phytostanol analogues and their potential anti-obesity, diabetes and high-density lipoprotein (HDL) cholesterol regulation indications.

European Union (EU) Novel Foods Application

An application to the EU for Reducolä in milk/fruit drinks was submitted in August 2000.  A primary concern of the authorities is how to prevent over consumption of phytosterols when consumers are using food products from different manufacturers containing phytosterols. Forbes and other manufacturers have been working together to develop a uniform method of labeling food products containing phytosterols that would allow consumers to choose a variety of products and not consume more phytosterols than is necessary to lower their cholesterol. A draft set of guidelines was submitted to the EU authorities in November. These are expected to be taken into consideration when regulations covering the sale of phytosterol products in the EU are developed and finalized. Currently, Forbes anticipates that the regulation will be developed in early 2003 and finalized in the second quarter of 2003. It is expected that the Reducolä Novel Food application and applications from other manufacturers will receive approvals for marketing at that time.

The European food products are expected to be able to make the medical claim that phytosterols contribute to the lowering of cholesterol. Forbes anticipates an increase in interest of Reducolä and non-branded phytosterols from the various food manufacturers once the EU approvals are in place.

“Although there is no guarantee of resolution, we have seen a substantial increase in interest for Forbes’ supply of sterols in anticipation that EU approvals may be forthcoming”, said Jeff Motley, Vice President of Commercial Operations for Forbes.

US FDA Health Claim for Food Products with Phytosterols

Forbes received clearance under the Generally Recognized As Safe (GRAS) regulations to sell Reducolä in food products and dietary supplements under Dietary Supplement Health Education Act  (DSHEA) regulations in the United States in May 2000. The sale of Reducolä in dietary supplements in the United States has been a significant source of income for Forbes in the last year. Food manufacturers, however, can only advertise health claims previously issued by the FDA, which is in the final stages of issuing a ruling on health claims for phytosterols. Forbes anticipates an increase in demand for Reducolä and non-branded phytosterols if the final rule on health claims for phytosterols is favourable upon issuance.

About Forbes Medi-Tech Inc.

Forbes Medi-Tech Inc. is a biopharmaceutical company dedicated to the research, development and commercialization of innovative pharmaceuticals and nutraceutical products for the prevention and treatment of cardiovascular and related diseases. By extracting plant sterols from wood pulping by-products, Forbes has developed cholesterol-lowering agents to be used as pharmaceutical therapeutics, dietary supplements and functional food ingredients.

For more information, please contact:

Darren Seed

Manager, Investor Relations

Telephone: (604) 681-8976

E-mail: dseed@forbesmedi.com

NASDAQ and the Toronto Stock Exchange have not reviewed and do not accept responsibility for the adequacy or accuracy of the content of this News Release. This press release contains forward-looking statements concerning anticipated developments in the Company’s business and regulatory approvals and other information in future periods. These forward-looking statements can be identified by the use of forward-looking terminology, such as, “expects”, “anticipates”, “scheduled”, “if”, “can”, “assuming”, “believes,” “projects”, “possible”, “intends,” “estimates,” “potential”, and similar expressions or variations thereon, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company and other results and occurrences may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, uncertainty as to whether the Phase II clinical study will proceed as currently scheduled; the fact that the study may be delayed, terminated or postponed as a result of a number of factors, including without limitation, patient availability and compliance, interim data, possible adverse events, and the need for performance of protocol obligations by the Academic Medical Center, principal investigators and medical staff; uncertainty as to whether the results of the study will be favourable;  uncertainty as to whether or when the Company will be able to raise a financing sufficient to allow it to file an IND or commence preclinical trials of the VPx series of sterol analogues; uncertainty as to whether the FDA will allow the Company to move directly to a Phase II study in the U.S.; uncertainty as to whether or when any EU regulations will be finalized to allow sales of phytosterols or whether the EU will approve any sales notifications which may be made by the Company; uncertainty as to whether or when the FDA will issue its ruling on health claims for phytosterols and whether that ruling will be favourable to the Company; uncertainty as to whether the demand for Reducol™ and the Company’s non-branded phytosterols will increase following the EU’s adoption of phytosterol regulations or following the issuance by the FDA of a phytosterol health claim ruling; the fact that financing may not be available to the Company on acceptable terms or at all; and other risks and uncertainties identified in this press release. The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements. See also the Company’s reports filed with the Toronto Stock Exchange, the Ontario and B.C. Securities Commissions, and the U.S. Securities and Exchange Commission from time to time for other cautionary statements identifying important factors with respect to such forward-looking statements.  The Company does not assume any obligation to update any forward-looking statement contained herein.

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